Rudolph "Rudy" Fritsch
Secretary-Treasurer and Research Mechanical Engineer at LPPFusion, since Jan 2015. He has been President of [Allsteel](), a manufacturer of industrial metal-forming equipment, since 2000. He was born in Hungary in 1947, and emigrated to Canada during the Hungarian Revolution of 1956. As an engineer and entrepreneur, he ran a successful family business in Canada for decades, at its peak employing over 100 workers. He studied economics under Professor Antal Fekete, a leading economist of the Austrian school.